

Laurie Tezza · 3rd

Managing ModVans, a modern, multipurpose vehicle manufacturing startup that is redefining RVs.

Oxnard, California, United States · 438 connections ·

Contact info

ModVans

Mills College

Experience

Director of Operations

ModVans

Oct 2017 – Present · 3 yrs 2 mos

Ventura, CA

ModVans is a newcomer to the camper van industry. We are a currently a team of four who are working diligently toward making a mark with a newish van concept, one that is both modern and modular. Click the links below to visit our website or to watch our amazing demo video.

 **ModVans Website**

 **ModVans Demo Video**



Associate

KMJ Accounting Services

Jan 2017 – Oct 2017 · 10 mos

Oxnard, CA

Getting to know current clients and learning the ins and outs of their businesses so we can determine how to best serve them as KMJ grows and diversifies its services.



Service Corps Consultant

Alameda County Community Food Bank

Jan 2016 – May 2016 · 5 mos

Oakland, CA

As a member of a pro-bono consulting team for non-profit organizations, I and my associate were tasked with creating a segmentation model to identify strategic partners who have the capacity to help the Alameda County Community Food Bank (ACCFB) reach its goal of eliminating hunger in Alameda County by 2018. In partnership with the ACCFB direc …see mor



MBA Advisor

Centro Community Partners

Aug 2015 – Jan 2016 · 6 mos

Oakland, CA

I was partnered with an aspiring entrepreneur to guide the development of his business plan. We identified and defined mission, vision, goals, and values; evaluated his financial position an made a plan to improve it; planned and implemented a comprehensive marketing strategy including an online presence and social media; and created a presentation to pitch r …see mor



Product Development and Marketing Agent

JibeBuy

Aug 2013 – Aug 2015 · 2 yrs 1 mo

Berkeley, CA

As part of a start-up team, my contributions to the JibeBuy marketing campaign were broad. The mission required engagement in multiple creative processes, including identifying critical application features, delineating user experience design, website design, and developing marketing materials. Attracting users was the most crucial marketing objective, requ …see mor

Education



Mills College

MBA, Business Administration and Management, General; Public Policy Analysis

2014 – 2016

Activities and Societies: Net Impact

As an MBA student, I completed three internships which served to strengthen the foundation o my entrepreneurial experience as well as to broaden my experience with project management and collaboration in the workplace.



Georgia State University

Master of Arts (MA), Sociology

1994 – 1999

Activities and Societies: Graduate Research Assistant; American Sociological Association

As a graduate student in Sociology, I was invited by the departmental chair to assist his research on fatherhood in the machine age, during which time I compiled research and copy-edited the resulting book for publication.



Georgia State University

Bachelor of Science (BS), Psychology

1986 – 1991

As an undergraduate student in Psychology, I gained extensive volunteer experience while working with people who were addressing addiction problems and eating disorders.

Volunteer experience

Food drive coordinator; children's shelter liaison.

Sibley Forest Women's Club

Sep 2000 – May 2012 • 11 yrs 9 mos

Social Services

Volunteer in local homeless shelter. Assistant teacher in religious education program.

Transfiguration Catholic Church

Skills & endorsements

Entrepreneurship · 1

Stephanie D. has given an endorsement for this skill

Entrepreneurship Development · 1

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Consulting · 1

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